EXHIBIT 99.39

British Columbia Securities Commission Corporate Finance SEDAR Electronic Correspondence	P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver BC V7Y 1L2 Canada Telephone: (604) 899-6500 Fax: (604) 899-6581 (BC and Alberta only) 1-800-373-6393

RECEIPT

mCloud Technologies Corp.

This is the receipt of the British Columbia Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated April 17, 2020 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

April 20, 2020

Luxi Chen
Luxi Chen
Senior Securities Analyst Corporate Finance

Sedar Project Number 2987423